UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of March, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on March 15, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: March 16, 2011	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: March 15, 2011
URL: http://www.komatsu.com/
Effects of the 2011 Earthquake off the Pacific Coast of Tohoku (2)
We at the Komatsu Group hereby extend our sincere condolences to people and their relatives suffering from the earthquake and Tsunami which occurred on March 11, 2011.
1. Employees (including temporary employees) and their families
There are a few employees of the Komatsu Group whose safety we are working to confirm. As our top priority task, we continue looking into their safety together with that of their families.
2. Production
With respect to our production plants in the concerned regions (Ibaraki, Oyama and Kooriyama plants and Komatsu Utility Co., Ltd.), nothing has changed in their conditions since our last news release. We are continuing inspection and repairs of facilities and equipment of these plants. While Komatsu Utility has resumed production, resuming overall production still remains indefinite. Concerning affected suppliers, we are supporting to their inspection of facilities and equipment and their recovery to normal production.
Concerning other assembly plants (Awazu Plant in Ishikawa Prefecture and Osaka Plant in Osaka Prefecture) which were not directly affected by the earthquake, we are stopping production at some lines this week due to the following situations. We are continuing inspection and repairs at the Oyama Plant, our supply center of engines and hydraulic units. We are also experiencing some procurement difficulties in some parts and materials mainly due to effects of the earthquake as well as problems related to power supply and the nuclear power plant in Fukushima Prefecture.
We will promptly disclose further changes regarding these matters above through our website and other media. When we anticipate that they will impact on our business results, we will also disclose the matter promptly.
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